January 5, 2010

VIA EDGAR

Ms. Kathryn Jacobson
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington D.C.  20549

Re:          Gilat Satellite Networks Ltd.
Form 20-F for Fiscal Year Ended December 31, 2008
File No. O-2128

Dear Ms. Jacobson:

In connection with our email correspondence from earlier today, this letter is to confirm that we will provide our response to the Staff’s comment letter dated December 8, 2009 with respect to our Company’s Annual Report on Form 20-F for the year ended December 31, 2008, no later than January 19, 2010.

Very truly yours,

/s/ Rachel Prishkolnik Rachel Prishkolnik
VP General Counsel and Corporate Secretary

Gilat Satellite Networks Ltd.
21 Yegia Kapayim St., Kiryat Arye
Petah Tikva 49130, Israel
Tel: (972)3 925-2000, Fax: (972)3 925-2222
www.gilat.com